TSMC Reports Fourth Quarter EPS of NT$19.50

HSINCHU, Taiwan, R.O.C., Jan. 15, 2026 -- TSMC (TWSE: 2330, NYSE: TSM) today announced consolidated revenue of NT$1,046.09 billion, net income of NT$505.74 billion, and diluted earnings per share of NT$19.50 (US$3.14 per ADR unit) for the fourth quarter ended December 31, 2025.

Year-over-year, fourth quarter revenue increased 20.5% while net income and diluted EPS both increased 35.0%. Compared to third quarter 2025, fourth quarter results represented a 5.7% increase in revenue and an 11.8% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, fourth quarter revenue was $33.73 billion, which increased 25.5% year-over-year and increased 1.9% from the previous quarter.

Gross margin for the quarter was 62.3%, operating margin was 54.0%, and net profit margin was 48.3%.

In the fourth quarter, shipments of 3-nanometer accounted for 28% of total wafer revenue; 5-nanometer accounted for 35%; 7-nanometer accounted for 14%. Advanced technologies, defined as 7-nanometer and more advanced technologies, accounted for 77% of total wafer revenue.

“Our business in the fourth quarter was supported by strong demand for our leading-edge process technologies,” said Wendell Huang, Senior VP and Chief Financial Officer of TSMC. “Moving into first quarter 2026, we expect our business to be supported by continued strong demand for our leading-edge process technologies.”

Based on the Company’s current business outlook, management expects the overall performance for first quarter 2026 to be as follows:

•Revenue is expected to be between US$34.6 billion and US$35.8 billion;

And, based on the exchange rate assumption of 1 US dollar to 31.6 NT dollars,

•Gross profit margin is expected to be between 63% and 65%;
•Operating profit margin is expected to be between 54% and 56%.

The management further expects the 2026 capital budget to be between US$52 billion and US$56 billion.

TSMC’s 2025 fourth quarter consolidated results:
(Unit: NT$ million, except for EPS)

	4Q25 Amount[a]	4Q24 Amount	YoY Inc. (Dec.) %	3Q25 Amount	QoQ Inc. (Dec.) %
Net sales	1,046,090	868,461	20.5	989,918	5.7
Gross profit	651,987	512,379	27.2	588,543	10.8
Income from operations	564,903	452,713	32.7	500,685	12.8
Income before tax	592,363	448,798	32.0	525,369	12.8
Net income	505,744	374,680	35.0	452,302	11.8
EPS (NT$)	19.50[b]	14.45[c]	35.0	17.44[d]	11.8
a: 4Q2025 figures have not been approved by Board of Directors
b: Based on 25,931 million weighted average outstanding shares
c: Based on 25,929 million weighted average outstanding shares
d: Based on 25,930 million weighted average outstanding shares

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 305 distinct process technologies, and manufactured 12,682 products for 534 customers in 2025 by providing the broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson: Wendell Huang Senior Vice President and CFO	Media Contacts: Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.712-5036 Mobile: 886-988-239-163 E-Mail: press@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.712-6541 Mobile: 886-978-111-503 E-Mail: press@tsmc.com